SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OD THE BOARD OF DIRECTORS’ MEETING,
HELD ON FEBRUARY 23, 2006

Date, time and place: Held on February 23, 2004, at 9:00 am, at the company’s headquarters, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors’, except for Mr. Antonio Kandir, being Mr. Luiz Kaufmann present by telephone conference, according to Article 14 of Companys’ By-Laws. Call: Held by email on February 3, 2006. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: Resolve on: (a) The presentation and approval of the financial statements related to the corporate year ended on December 31, 2005, duly audited by Ernst & Young Independent Auditors, in BRGAAP and USGAAP; (b) Presentation of the Company’s Committees; (c) Call of the Ordinary and Extraordinary General Shareholder’s Meeting; (d) Presentation of the amendment to the Company’s By-Laws to be taken to the General Shareholders’ Meeting; (e) Approval of the shares subscription plan according to the Stock Option Plan, according to the vesting period of such options; (f) Presentation of the proposal of increase the Company’s capital, to be resolved at the Company’s General Shareholders’ Meeting. Resolutions taken: After necessary clarifications, (a) the financial statements related to the corporate year ended on December 31, 2005, duly audited by Ernst & Young Independent Auditors, were presented, and the Directors decided to await the opinion of the Audit Committee for respective approval; (b) the members of the Company’s committees attending the meeting presented the respective recommendations. Referring to the Audit Committee, it recommended to the Board the approval of the financial statements related to the corporate year ended on December 31, 2005, which were duly audited by Ernst & Young Independent Auditors, subject only to the decision of CVM Process No. RJ-2005-9513. Therefore, the Board unanimously decided to await the decision of the referred administrative process to approve the financial statements, being called an extraordinary Board meeting on March 9, 2006, at 09:00 am. As regards the Compensation Committee, it proposed to the Board, under the Stock Option Plan approved on December 9, 2004 (“Plan”), the authorization for issuance, within the limit of the authorized capital, of 17,484 (seventeen thousand, four hundred and eight-four) preferred shares, all nominative with no par value (“Preferred Shares”), corresponding to the number of exercisable (vested) options in the corporate year of 2006. The preferred shares will be issued when the option holders effectively exercise such options, with the exclusion of the right of first refusal of the current Company’s shareholders, according to Article 171, third paragraph, of Law No. 6.404/76, as amended, and pursuant to item 11 of the Plan. The issuance price of the Preferred Shares will be R$ 33,46 (thirty-three reais and forty-six centavos) (price of the shares for the 2004 Stock Option Program, adjusted by IGP-M/FGV, according to the terms of the Plan, to December 31, 2005), duly adjusted by IGP-M/FGV until the date of effective issuance and subscription by the option beneficiaries. The issuance price will be paid upon exercise, in Brazilian currency, according to item 7 of the Plan. The option holders, according to the Plan, shall, in the event they exercise their options, execute a Subscription Agreement and a Subscription Bulletin. As regards the Corporate Governance and Nomination Committee, Ms. Betânia Tanure, member of the Committee, presented the results of a performance evaluation of the Board of Directors and its Committees, and the Board requested the preparation of an Action Plan aimed the development of a workplan before the Board and its Committees, based on the results derived from the evaluation conducted. (c) The Directors decided to await the subsequent resolutions in order to approve the call of the Shareholders’ Meeting. (d) The Directors decided to submit to the Extraordinary General Shareholders’ Meeting a new wording for the Company’s By-Laws, due (i) to the amendment of the Regulation of Differentiated Corporate Governance Practices, Level 2 of the São Paulo Stock Exchange – BOVESPA, (ii) to the matters resolved on items “e” and “f” below. (e) The Directors fully approved the proposal of the Compensation Committee, being authorized the issuance, within the limit of the authorized capital, of 17,484 (seventeen thousand, four hundred and eight-four) preferred shares, all nominative with no par value, in order to contemplate the exercise of options during the corporate year of 2006, which shares will be issued as the option holders effectively exercise their options, for the price informed by the Compensation Committee, being the Company’s Board of Officers forthwith authorized to perform all acts necessary for the formalization, implementation and effectiveness of the resolution now taken. (f) The Board approved the amendment of Article 5 of the Company’s By-Laws, in order to reflect the number of shares effectively issued within the limit of the authorized capital, which amendment shall be ratified by the Ordinary General Shareholders’ Meeting. The Directors also resolved to submit to the approval of the Extraordinary General Shareholders’ Meeting the proposal of increase of the limit of the authorized capital to up to R$2,000,000,000.00 (two billion reais). (g) Due to the resolutions taken on item “d”, “e” and “f” above, it was unanimously approved, pursuant to Article 16, item “d”, of the Company’s By-Laws, the call of an Extraordinary and Ordinary General Shareholders’ Meeting, to be held on April 17, 2006, at 09:00 am, in order to resolve on the subjects mentioned above. Such call shall be held on the legal term. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, February 23, 2006.

Presiding Board:

Constantino de Oliveira Júnior - Chairman

Henrique Constantino- Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.